Ex. 28(j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in each Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, included in Post-Effective Amendment No. 160 to the Registration Statement (Form N-1A, No. 33-19229) of SSGA Funds.

We also consent to the incorporation by reference into the Statement of Additional Information of our reports, dated October 24, 2019, with respect to the financial statements and financial highlights of State Street Dynamic Small Cap Fund, State Street International Stock Selection Fund, State Street Defensive Emerging Markets Equity Fund and State Street S&P 500 Index Fund, included in the August 31, 2019 Annual Reports of SSGA Funds.

/s/ Ernst & Young

Boston, Massachusetts
December 17, 2019